Page 1 of 27 Pages



                         UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

           Under the Securities Exchange Act of 1934

                        (AMENDMENT NO. 1)
                     ZIMMERMAN SIGN COMPANY
                        (Name of Issuer)

            Common Stock, par value $0.01 per share
                    (Title of Class of Securities)

                          989580 10 5
                         (Cusip Number)

                        David T. Kettig
                     96 Cummings Point Road
              Stamford, CT 06902  (203)  358-8000
         (Name, Address and Telephone Number of Person
       Authorized to Receive Notices and Communications)

                       September 30, 1998
    (Date of Event which Requires Filing of this Statement)

If  the  filing  person  has previously  filed  a  statement  on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b) (3) or (4), check the following box [  ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section or the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 989580 10 5

                                            Page 2 of 27 Pages

Item 1.   Security and Issuer.
          --------------------
      The undersigned hereby supplements and amends the Schedule 13D, dated January 6, 1997 (the "Statement"), filed in connection with the Common Stock, par value $.01 per share (the "Common Stock"), of Zimmerman Sign Company, a Texas corporation (the "Company"), as follows (reference is made to the Statement for previously reported facts):

Item 4.   Purpose of Transaction.
          -----------------------
      The third paragraph of Item 4 of the Statement is hereby amended in its entirety to read as follows:

      "Notwithstanding the foregoing, and except as described in
Item 6 below, the Item 2 Persons do not have any plan or intention to sell, exchange or transfer by gift or otherwise dispose of any of the shares of Common Stock received in the Distribution."

Item 6.   Contracts, Arrangements, Understandings or
          Relationships  with  Respect  to  Securities  of  the
          Issuer.
          -----------------------------------------------------
      Item 6 of the Statement is hereby amended in its entirety to read as follows:

      "On September 30, 1998, the Item 2 Persons entered into a Share Option Purchase Agreement with the Company and David E. Anderson ("Anderson") pursuant to which, in consideration of $0.25 cash per share, the Item 2 Persons granted to (i) the Company an option to purchase an aggregate of 357,143 shares of Common Stock at a price per share equal to (a) $1.50 in cash and
(b) .0175 shares of Series C Preferred Stock, par value $0.01 per share, of the Company; and (ii) Anderson an option to purchase an aggregate of 428,000 shares of Common Stock at a price per share equal to $3.25 in cash. The options are exercisable only between the open of business on January 4, 1999 and the close of business on January 8, 1999.

      On September 30, 1998, that certain Registration Rights Agreement, dated as of December 1, 1996, among the Company and the Item 2 Persons was terminated. On that same date, the Item 2 Persons, the Company, Continental Illinois Venture Corporation ("CIVC"), and MIG Partners VIII ("MIG") entered into a new Registration Agreement.

                                             Page 3 of 27 Pages

      The Item 2 Persons were required to enter into the foregoing agreements as a condition to the re-financing of the Company as of September 30, 1998. As a further condition, Steven
B. Lapin and Roy T.K. Thung were required to resign as directors of the Company."

Item 7.   Material to be Filed as Exhibits.
          ---------------------------------
          A.    Share Option Purchase Agreement, dated September
          30,  1998,  among the Item 2 Persons, the Company  and
          Anderson.

          B.    Consent  and Waiver, dated  September  30,
          1998, among the Item 2 Persons and the Company.

          C. Registration Agreement, dated September 30, 1998, among the Item 2 Persons, the Company, CIVC and MIG.

Signature
---------
      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this Statement is true, complete and correct.

                              GENEVE HOLDINGS, INC.


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


                              SOUTHERN MORTGAGE HOLDING
                               CORPORATION

                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


                              GENEVE SECURITIES HOLDING CORP.


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary

                                            Page 4 of 27 Pages


                              GENEVE SECURITIES PORTFOLIO CORP.


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


                               SOUTHERN INVESTORS CORP.


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary


                              CHAPARRAL INTERNATIONAL RE.


                              By:/s/ David T. Kettig
                                 --------------------------
                                 David T. Kettig, Secretary








October 7, 1998

                                            Page 5 of 27 Pages

                            EXHIBIT A

                 SHARE OPTION PURCHASE AGREEMENT
                 -------------------------------
      THIS SHARE OPTION PURCHASE AGREEMENT (this "Agreement") is made as of September 30,1998, among Geneve Securities Holding Corp., Geneve Securities Portfolio Corp., Chaparral International Re., Southern Mortgage Holding Corporation and Southern Investors Corp. (collectively, "GHI"), Zimmerman Sign Company, a Texas corporation (the "Company"), and David Anderson ("Anderson," and together with the Company, the "Optionees"). Except as otherwise indicated herein, capitalized terms used and not otherwise defined herein have the meanings ascribed to such terms in the Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement, dated as of the date hereof (the "Purchase Agreement"), among the Company and certain investors listed therein.

      GHI desires to grant to each Optionee and each Optionee desires to acquire an option (each an "Option" and collectively the "Options") to purchase the number of shares of the Company's Common Stock indicated on Schedule I hereto which aggregate 785,143 shares (the "Option Shares") at the exercise prices and on the terms and subject to the conditions set forth herein.

      As of the date hereof, the Company has entered into a Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement (the "Recapitalization Agreement") pursuant to which the Company is initiating a plan to recapitalize its existing debt and equity structure through a series of transactions which include the issuance to certain investors of capital stock and subordinate notes thereunder. Execution and delivery of this Share Option Purchase Agreement is a condition to the obligations of such Investors thereunder.

      In consideration of the mutual covenants and promises contained herein and for the good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, the parties hereto agree as follows:

Section 1. Option.

      1A. Company Option. GHI hereby grants to the Company an Option for the purchase of up to 357,143 Option Shares at a price per share equal to $1.50 per share in cash and the delivery of .0175 shares of Series C Preferred Stock, par value $0.01 per share (the "Series C Preferred Stock"), payable upon exercise as set forth in Section 2. The Option granted pursuant to this Section 1A may be exercised only during the period (the "Exercise Period") commencing with the open of business on January 4, 1999 through the close of business on January 8, 1999.

      1B.  Anderson  Option. GHI hereby grants  to  Anderson  an
Option (the "Anderson Option") for the purchase of up to 428,000
Option Shares at a price per share equal to $3.25 per

                                           Page 6 of 27 Pages

share,  payable  in  cash only upon exercise  as  set  forth  in
Section 2. The Anderson Option may be exercised only during the Exercise Period.

      1C. Consideration. The consideration for an Option being granted hereunder is $.25 per Option Share. As of the date hereof, the Company and Anderson shall deliver $89,285.75 and $107,000.00, respectively, to GHI, by cashier's check or wire transfer of immediately available funds.

      Section 2. Exercise of the Option. Each Optionee may exercise its Option, in whole or in part, upon payment of the product of (i) the exercise price set forth in Section 1A or 1B, as the case may be, multiplied by (ii) the number of Option Shares to be acquired. Payment of the applicable option price by Anderson shall be made in cash, by wire transfer of immediately available funds to an account designated by GHI. Payment of the applicable option price by the Company shall be made by delivery of the applicable option price in cash, by wire transfer of immediately and available funds, and by delivery of stock certificates representing Series C Preferred Stock. Upon payment of the option price by an Optionee, GHI shall deliver to such Optionee the stock certificates evidencing the Option Shares to be acquired by such Optionee duly endorsed in blank or accompanied by duly executed stock powers.

     Section 3.     Representations and Warranties.

     (a) GHI hereby represents and warrants to the Optionees as follows:

           (i) GHI is the record and beneficial owner of the Option Shares free and clear of all Liens and no other third party has any right or interest in the Option Shares, and at the time of the exercise of the Option by either Optionee, such Optionee will acquire good and marketable title to the Option Shares so acquired free and clear of any Liens;

           (ii) the Option Shares are not subject to any statutory or contractual stockholders' preemptive rights or rights of first offer or refusal with respect to the transfers of the Option Shares contemplated hereby;

            (iii) Geneve Securities Portfolio Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby;

          (iv) Chaparral International Re. is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization and has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby;

                                            Page 7 of 27 Pages

           (v) Geneve Securities Holding Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby;

           (vi) Southern Investors Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby; and

           (vii) Southern Mortgage Holding Corp. is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has the requisite corporate power and authority to enter into this Agreement and consummate the transactions contemplated hereby.

      (b) Each of the Company and Anderson hereby represent and warrant to GHI that such person has the requisite power and authority to enter into this Agreement and consummate the transactions contemplated thereby and that if the Options are exercised each is acquiring the Option Shares for investment purposes and not with any present intention to resell or distribute such shares except for the contemplated sale by Anderson of a portion of the Option Shares to the Company.

      Section 4. Certain Covenants. Until exercise of the Options contemplated hereby, GHI shall not and shall not permit any of its representatives to take any action (whether as a shareholder, director, officer, employee or otherwise) which would reasonably be anticipated to have an adverse effect on the Company or the transactions contemplated hereby or in the Recapitalization Agreement or the other agreements contemplated hereby. Without limiting the foregoing in any way, prior to exercise of the Options hereunder, GHI shall not, directly or indirectly, enter into any contract, agreement or understanding with respect to the transfer or voting of the Option Shares or the placing of a Lien on any of the Option Shares.

     Section 5.      Miscellaneous.

       5A. Survival of Representations and Warranties. All representations and warranties contained herein or made in writing by any party in connection herewith shall survive the execution and delivery of this Agreement and the consummation of the transactions contemplated hereby. The covenants contained herein shall terminate upon the earlier of consummation of the transactions contemplated hereby or the expiration of the Exercise Period.

     5B. Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law. but if any provision of this Agreement is held to be prohibited by or invalid under applicable law, such

                                            Page 8 of 27 Pages

provision shall be ineffective only to the extent of such prohibition or invalidity, without invalidating the remainder of this Agreement.

     5C. Other Agreements. Upon exercise of the Anderson Option, the Option Shares not subsequently conveyed to the Company shall be deemed Stockholder Shares (as defined in the Stockholders Agreement) and Other Registrable Securities (as defined in the Registration Agreement).

       5D. Counterparts. This Agreement may be executed simultaneously in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

      5E. Governing Law. The corporate law of the State of Texas shall govern all issues and questions concerning the relative rights and obligations of the Company and its stockholders. All other issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions (whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

      5F. Notices. All notices, demands and other communications given or delivered under this Agreement shall be in writing and shall be deemed to have been given upon receipt when delivered personally or by telecopy, one Business Day after being deposited with a reputable overnight courier service or three Business Days after being deposited in the U.S. Mail. Notices, demands and communications to the Purchasers and the Company, unless another address is specified in writing, shall be sent to the address or telecopy number indicated below and to the attention of such other persons indicated below or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party:

If to GHI:
---------
Geneve Holdings, Inc.
96 Cummings Pt. Rd.
Stamford, Connecticut 06902
Attn: Steve Lapin
Telecopier: (203) 348-3103

                                           Page 9 of 27 Pages

If to the Company:
-----------------
Zimmerman Sign Company
9846 Hwy 31 East
Tyler, Texas 75705
Attn: Chief Executive Officer
Telecopier: (903) 535-7401

with copies to:
--------------
Jackson Walker L.L.P.
901 Main Street
Suite 6000
Dallas, Texas 75705
Attn: Bryan C. Birkeland
Telecopier: 214/953-5822

Bank of America National Trust and
Savings Association
231 South LaSalle Street
Chicago, Illinois 60697
Attn: Robert F. Perille
Andrea P. Joselit
Telecopier: 312/828-6298

Kirkland & Ellis
200 East Randolph Drive
Chicago, Illinois 60601
Attn: John A. Weissenbach
Wendy L. Chronister
Telecopier: 312/861-2200

or to such other address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party.

      5G. Specific Performance. Each of the parties hereto acknowledges and agrees that the other parties would be damaged irreparably in the event any of the provisions of this Agreement are not performed in accordance with their specific terms or are otherwise breached. Accordingly, each of the parties hereto agrees that the other parties shall be entitled to an injunction or injunctions (without the posting of bond or any other security) to prevent breaches of the provisions of this Agreement and to enforce specifically this Agreement and the terms and provisions hereof in any action instituted in any court in the United States or in any state having jurisdiction over the parties and the matter in addition to any other remedy to which it may be entitled pursuant hereto.

                                            Page 10 of 27 Pages


                           SCHEDULE I


                                                            Shares Transferred
                           Shares Subject                      Upon Exercise
Seller                       to Options      Option Holder       of Option
------                       ----------      -------------       ---------
Geneve Securities Portfolio  173,771         Company             173,771
 Corp.                                       Anderson               -0-

Geneve Securities Holding    156,578         Company             156,578
 Corp.                                       Anderson               -0-

Chaparral International Re.   17,500         Company              17,500
                                             Anderson               -0-

Southern Mortgage Holding     36,956         Company               9,151
 Corp.                                       Anderson             27,805

Southern Investors Corp.     400,338         Company                 143
                                             Anderson            400,195

                                            Page 11 of 27 Pages

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

SOUTHERN INVESTORS CORP.

By /s/ Steven B. Lapin
   -------------------
Its __________________________

SOUTHERN MORTGAGE HOLDING
CORPORATION

By /s/ Steven B. Lapin
   -------------------
Its ___________________________

GENEVE SECURITIES PORTFOLIO CORP.

By /s/ Steven B. Lapin
   -------------------
Its ____________________________

GENEVE SECURITIES HOLDING CORP.

By /s/ Steven B. Lapin
   -------------------
Its ____________________________

CHAPARRAL INTERNATIONAL RE.

By /s/ Steven B. Lapin
   -------------------
Its ____________________________

ZIMMERMAN SIGN COMPANY

By /s/ Jeffrey Johnson
   -------------------
Its Vice President, Chief Financial Officer
    ---------------------------------------

/s/ David E. Anderson
---------------------
David Anderson


        SIGNATURE PAGE TO SHARE OPTION PURCHASE AGREEMENT

                                            Page 12 of 27 Pages

                            EXHIBIT B

                       CONSENT AND WAIVER
                       ------------------

Reference is hereby made to that Registration Rights Agreement, dated as of December 1, 1996, by and among Zimmerman Sign Company, a Texas corporation (the "Company"), and Southern Investors Corp., Southern Mortgage Holding Corporation, Geneve Securities Portfolio Corp., Geneve Securities Holding Corp., and First International Reinsurance Company, Inc. (collectively, the "Holdings"). Capitalized terms used and not defined herein have the meanings set forth in the Registration Rights Agreement.

The Company is entering into a Senior Subordinated Notes, Preferred Stock and Warrant Purchase Agreement pursuant to certain investors are providing financing to the Company by purchasing equity securities and subordinated notes in accordance with the provisions thereof. Termination of the Registration Rights Agreement is a condition to the obligations of the investors thereunder. Accordingly, by their execution hereof, each of the parties hereto and to the Registration
Rights Agreement consents to the termination of all of the provisions thereof and waives any rights to continuing benefits thereunder.

                                            Page 13 of 27 Pages

     WITNESS WHEREOF, the parties hereto have executed this Agreement on the day and year first above written.

Dated as of September 30, 1998

                              ZIMMERMAN SIGN COMPANY

                              By /s/ Jeffrey Johnson
                                 -------------------
                              Its _______________

                            SOUTHERN INVESTORS CORP.

                              By /s/ Steven B. Lapin
                                 -------------------
                              Its ________________

                              SOUTHERN MORTGAGE HOLDING
                              CORPORATION

                              By /s/ Steven B. Lapin
                                 -------------------
                              Its ________________

                              GENEVE SECURITIES PORTFOLIO CORP.

                              By /s/ Steven B. Lapin
                                 -------------------
                              Its  ________________
                              GENEVE SECURITIES HOLDING CORP.

                              By /s/ Steven B. Lapin
                                 -------------------
                              Its ________________

                              CHAPARRAL INTERNATIONAL RE.

                              By /s/ Steven B. Lapin
                                 -------------------
                              Its ________________


            SIGNATURE PAGE TO CONSENT TO TERMINATION

                                        Page 14 of 27 Pages

                           EXHIBIT C

                     ZIMMERMAN SIGN COMPANY

                     REGISTRATION AGREEMENT
                     ----------------------
      THIS AGREEMENT is made as of September 30, 1998, between Zimmerman Sign Company, a Texas corporation (the "Company"), Continental Illinois Venture Corporation, a Delaware corporation ("CIVC"), MIG Partners VIII, a Delaware partnership ("MIG"), and each of the other persons identified on the signature pages hereto (collectively, the "Other Stockholders" and each, an
"Other  Stockholder").  CIVC  and MIG  are  referred  to  herein collectively as the "Investors" and each is referred to herein individually as an "Investor. " The Investors and the Other Stockholders are referred to herein collectively as the "Stockholders" and individually as a "Stockholder".

      The Company, the Investors and certain of the Other Stockholders are parties to a Senior Subordinated Note, Preferred Stock and Warrant Purchase Agreement of even date herewith (the "Purchase Agreement"). In order to induce the Investors to enter into the Purchase Agreement, the Company has agreed to provide the registration rights set forth in this Agreement. The execution and delivery of this Agreement is a condition to the Closing under the Purchase Agreement. Unless otherwise provided in this Agreement, capitalized terms used herein shall have the meanings set forth in Section 9 hereof.

The parties hereto agree as follows:

     1. Demand Registrations.

      (a) Requests for Registration. At any time after the date hereof the holders of a majority of the Investor Registrable Securities (the "Majority Investor Holders") may request registration under the Securities Act of 1933, as amended (the "Securities Act") of all or any portion of their Registrable Securities on Form S-1 or any similar long-form registration ("Long-Form Registrations") or on Form S-2 or S-3 or any similar short-form registration ("Short-Form Registrations") if available. All registrations requested pursuant to this paragraph l(a) are referred to herein as "Demand Registrations." Each request for a Demand Registration shall specify the approximate number of Registrable Securities requested to be registered, the anticipated per share price range for such offering and the intended method of disposition. Within ten (10) days after receipt of any such request, the Company shall give written notice of such requested registration to all other holders of Registrable Securities and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

      (b) Long-Form Registrations. The Majority Investor Holders shall be entitled to request two (2) Long-Form Registrations in which the Company shall pay all Registration Expenses (as defined in Section 6(a)) associated with the public offering of the Company's equity securities

                                            Page 15 of 27 Pages

Investor Holders. A registration shall not count as one of the permitted Long-Form Registrations until it has become effective and neither the last nor any subsequent Long-Form Registration shall count as one of the permitted Long-Form Registrations unless the holders of Registrable Securities are able to register and sell all of the Registrable Securities requested to be included in such registration; provided that in any event the Company shall pay all Registration Expenses in connection with any registration initiated as a Long-Form Registration whether or not it has become effective and whether or not such registration has counted as one of the Long-Form Registrations.

      (c) Short-Form Registrations. In addition to the Long-Form Registrations provided pursuant to Section l(b), the Majority Investor Holders shall be entitled to request five (5) Short-Form Registrations in which the Company shall pay all Registration Expenses; provided that in each such Short-Form Registration the holders of Registrable Securities shall request to include in such registration at least 25% of the Registrable Securities held by them in the aggregate as of the date hereof (or such lesser amount if less than 25% are unregistered as of such demand). Demand Registrations shall be Short-Form Registrations whenever the Company is permitted to use any applicable short form.

     (d) Restrictions on Demand Registrations. The Company shall not be obligated to effect any Demand Registration within 180 days after the effective date of a previous Demand Registration or a previous registration in which the holders of Registrable Securities were given piggyback rights pursuant to Section 2 and in which there was no reduction in the number of Registrable Securities requested to be included. The Company may postpone for up to 180 days (from the date of the request) the filing or the effectiveness of a registration statement for a Demand Registration if the Company's board of directors determines in its reasonable good faith judgment that such Demand Registration would reasonably be expected to have a material adverse effect on any proposal or plan by the Company or any of its Subsidiaries to engage in any acquisition of assets (other than in the ordinary course of business) or any merger, consolidation, tender offer, reorganization or similar transaction; provided that in such event, the holders of Registrable Securities initially requesting such Demand Registration shall be entitled to withdraw such request and, if such request is withdrawn, such Demand Registration shall not count as one of the permitted Demand Registrations hereunder and the Company shall pay all Registration Expenses in connection with such registration. The Company may delay a Demand Registration hereunder only once in any twelve month period.

      (e) Selection of Underwriters. In any Demand Registration, the Company shall have the right to select the investment banker(s) and manager(s) to administer the offering, provided that the investment banker(s) and manager(s) so selected are reasonably satisfactory to the Majority Investor Holders.

                                            Page 16 of 27 Pages

     2.   Piggyback Registrations.

      (a) Right to Piggyback. Whenever the Company proposes to register any of its securities under the Securities Act (other than pursuant to (i) a Demand Registration or (ii) pursuant to a registration on Form S-4 or S-8 or any successor or similar forms) and the registration form to be used may be used for the registration of Registrable Securities (a "Piggyback Registration"), the Company shall give prompt written notice (in any event within ten (10) days after its receipt of notice of any exercise of demand registration rights other than under this Agreement) to all holders of Registrable Securities of its intention to effect such a registration and shall include in such registration all Registrable Securities with respect to which the Company has received written requests for inclusion therein within 15 days after the receipt of the Company's notice.

      (b) Piggyback Expenses. The Registration Expenses of the holders of Registrable Securities shall be paid by the Company in all Piggyback Registrations.

      (c) Priority on Piggyback Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Company, and the managing underwriters advise the Company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company shall include in such registration (i) first, the securities the Company proposes to sell, and (ii) second, the Registrable Securities requested to be included in such registration pro rata among the holders thereof on the basis of the number of shares of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such securities and any other securities held by others requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares requested to be included in such registration.

      (d) Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of holders of the Company's securities (other than the parties hereto) who have been granted contractual demand registration rights, and the managing underwriters advise the company in writing that in their opinion the number of securities requested to be included in such registration exceeds the number which can be sold in such offering without adversely affecting the marketability of the offering, the Company will include in such registration (i) first, the securities requested to be included therein by the holders requesting such registration, pro rata among the holders of such securities on the basis of the number of shares owned by each such holder, (ii) second, the
Registrable Securities requested to be included in such registration, pro rata among the holders thereof on the basis of the number of shares of Registrable Securities owned by each such holder, and (iii) third, other securities requested to be included in such registration pro rata among the holders of such securities.

                                            Page 17 of 27 Pages

       (e)   Selection   of  Underwriters.  In   any   Piggyback
Registration, the Company shall have the right to select the investment banker(s) and manager(s) to administer the offering.

     3.   Holdback Agreements.

           (a) The Company shall not effect any public sale or other distribution (including sales pursuant to Rule 144) of its equity securities, or any securities convertible into or exchangeable or exercisable for such securities, during the seven (7) days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

           (b) Each holder of Registrable Securities shall not effect any public sale or other distribution (including sales pursuant to Rule 144) of equity securities of the Company, or any securities convertible into or exchangeable or exercisable for such securities during the seven days prior to and during the 180-day period beginning on the effective date of any underwritten Demand Registration or any underwritten Piggyback Registration in which Registrable Securities are eligible for inclusion (except as part of such underwritten registration or pursuant to registrations on Form S-8 or any successor form), unless the underwriters managing the registered public offering otherwise agree.

       4.  Registration  Procedures.  Whenever  the  holders  of
Registrable Securities have requested that any Registrable Securities be registered pursuant to this Agreement, the Company shall use its best efforts to effect the registration and the sale of such Registrable Securities in accordance with the intended method of disposition thereof (including the registration of the Warrants held by a holder of Registrable Securities requesting registration as to which the Company has received reasonable assurances that only Common Stock shall be distributed to the public), and pursuant thereto the Company shall as expeditiously as possible:

      (a) prepare and file with the Securities and Exchange Commission a registration statement with respect to such Registrable Securities and use its best efforts to cause such registration statement to become effective (provided that before filing a registration statement or prospectus or any amendments or supplements thereto, the Company shall furnish to the counsel selected by the holders of a majority of the Registrable Securities covered by such registration statement copies of all such documents proposed to be filed, which documents shall be subject to the review and comment of such counsel);

      (b) notify each holder of Registrable Securities of the effectiveness of each registration statement filed hereunder and prepare and file with the Securities and Exchange Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for a period of not less than 180 days and comply with the provisions of the Securities Act with

                                        Page 18 of 27 Pages

respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement;

      (c) furnish to each seller of Registrable Securities such number of requested copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such seller;

      (d) use its reasonable best efforts to register or qualify such Registrable Securities under such other securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registrable Securities owned by such seller (provided that the Company shall not be required to (i) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subparagraph, (ii) subject itself to taxation in any such jurisdiction or (iii) consent to general service of process in any such jurisdiction);

      (e) notify each seller of such Registrable Securities, at any time when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any event as a result of which the prospectus included in such registration statement contains an untrue statement of a material fact or omits any fact necessary to make the statements therein not misleading, and, at the request of any such seller, the Company shall prepare a supplement or amendment to such prospectus so that, as thereafter delivered to the purchasers of such Registrable Securities, such prospectus shall not contain an untrue statement of a material fact or omit to state any fact necessary to make the statements therein not misleading; provided that upon such notification by the Company, each seller of such Registrable Securities will not offer or sell such Registrable Securities until the Company has notified such seller that it has prepared a supplement or amendment to such prospectus and delivered copies of such supplement or amendment to such seller;

      (f) cause all such Registrable Securities to be listed on each securities exchange on which similar securities issued by the Company are then listed and, if not so listed, to be listed on the NASD automated quotation system and, if listed on the NASD automated quotation system, use its best efforts to secure designation of all such Registrable Securities covered by such registration statement as a NASDAQ "national market system security" within the meaning of Rule 11 Aa2-1 of the Securities and Exchange Commission or, failing that, to secure NASDAQ authorization for such Registrable Securities and, without limiting the generality of the foregoing, to arrange for at least two market makers to register as such with respect to such Registrable Securities with the NASD;

                                        Page 19 of 27 Pages

      (g) provide a transfer agent and registrar for all such Registrable Securities not later than the effective date of such registration statement;

       (h) enter into such customary agreements (including underwriting agreements in customary form) and take all such other actions as the holders of a majority of the Registrable Securities being sold or the underwriters, if any, reasonably request in order to expedite or facilitate the disposition of such Registrable Securities (including effecting a stock split or a combination of shares);

      (i) make available for inspection by any seller of Registrable Securities, any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such seller or underwriter (in each case after reasonable prior notice), all financial and other records, pertinent corporate documents and properties of the Company, and cause the Company's officers, directors, employees and independent accountants to supply, on a confidential basis, all information reasonably requested by any such seller, underwriter, attorney, accountant or agent in connection with such registration statement;

      (j) otherwise use its best efforts to comply with all applicable rules and regulations of the Securities and Exchange Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months beginning with the first day of the Company's first full calendar quarter after the effective date of the registration statement, which earnings statement shall satisfy the provisions of Section 11 (a) of the Securities Act and Rule 158 thereunder;

      (k) permit any holder of Registrable Securities which holder, in its sole and exclusive judgment, might be deemed to be an underwriter or a controlling person of the Company, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material, furnished to the Company in writing, which in the reasonable judgment of such holder and its counsel should be included;

      (l) in the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any common stock included in such registration statement for sale in any jurisdiction, the Company shall use its best efforts promptly to obtain the withdrawal of such order; and

      (m) obtain a comfort letter from the Company's independent public accountants in customary form and covering such matters of the type customarily covered by comfort letters as the holders of a majority of the Registrable Securities being sold reasonably request (provided that such Registrable Securities constitute at least 10% of the securities covered by such registration statement).

                                        Page 20 of 27 Pages

Each  seller  of  Registrable Securities, upon  receipt  of  any notice from the Company of the happening of any event of the kind described in subsection (e) of this Section 4, will forthwith discontinue disposition of the Registrable Securities until receipt by the seller of Registrable Securities of the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 4 or until it is advised in writing (the "Advice") by the Company that the use of the prospectus may be resumed and has received copies of any additional or supplemental filings which are incorporated by reference in the prospectus, and if so directed by the Company, such seller of Registrable Securities will, or will request the managing underwriter or underwriters, if any, to deliver to the Company (at the Company's expense) all copies (other than permanent file copies) then in the possession of such seller of Registrable Securities and of any underwriter or underwriters, of the prospectus covering such Registrable Securities current at the time of receipt of such notice. In the event the Company shall give any such notice, the time periods mentioned in subsection (b) of this Section 4 shall be extended by the number of days during the period from and including the date of the giving of such notice to and including the date when each seller of Registrable Securities covered by such registration statement shall have received the copies of the supplemented or amended prospectus contemplated by subsection (e) of this Section 4 hereof or the Advice.

     5.    Cooperation by Holders of Registrable Securities

     (a) Each seller of Registrable Securities will furnish to the Company in writing such information as the Company may reasonably require from time to time from such seller, and otherwise reasonably cooperate with the Company in connection with any registration with respect to such holder's Registrable Securities.

      (b) The failure of any prospective seller of Registrable Securities to furnish any information or documents in accordance with any provision contained in this Agreement shall not affect the obligations of the Company hereunder to any remaining sellers who furnish such information and documents unless, in the reasonable opinion of counsel to the Company or the underwriters, such failure impairs or may impair the viability of the or the legality of any registration statement in connection therewith.

      (c) At the end of any period during which the Company is obligated to keep any registration statement current and effective as provided in Section 4, the holders of Registrable Securities included in such registration statement shall discontinue sales of shares pursuant to such registration statement upon receipt of notice from the Company of its intention to remove from registration the shares covered by such registration statement which remain unsold and such holders shall notify the Company of the number of shares registered which remain unsold promptly after receipt of such notice from the Company.

                                        Page 21 of 27 Pages

     6.    Registration Expenses.

      (a) All expenses incident to the Company's performance of or compliance with this Agreement, including without limitation all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, fees and disbursements of custodians, and fees and disbursements of counsel for the Company and all independent certified public accountants, underwriters (excluding discounts, commissions, and undocumented expense allowances) and other Persons (as defined in the Purchase Agreement) retained by the Company (all such expenses being herein called "Registration Expenses"), shall be borne as provided in this Agreement, except that the Company shall, in any event, pay its internal expenses (including, without limitation, all salaries and expenses of its officers and employees performing legal or accounting duties), the expense of any annual audit or quarterly review, the expense of any liability insurance and the expenses and fees for listing the securities to be registered on each securities exchange on which similar securities issued by the Company are then listed or on the NASD automated quotation system.

      (b) In connection with each Demand Registration and each Piggyback Registration, the Company shall reimburse the holders of Investor Registrable Securities included in such registration for the reasonable fees and disbursements of one counsel chosen by the holders of a majority of the Investor Registrable Securities initially requesting such registration. The Company shall not be required to pay or obtain reimbursement for excessive discounted fees and commissions attributable to a sale of the Company and fees and/or expenses of other experts retained by the holders of Registrable Securities.

     (c) To the extent Registration Expenses are not required to be paid by the Company, each holder of securities included in any registration hereunder shall pay those Registration Expenses allocable to the registration of such holder's securities so included, and any Registration Expenses not so allocable shall be borne by all sellers of securities included in such registration in proportion to the aggregate selling price of the securities to be so registered.

      (d) The Company will not bear the cost of or pay for any stock transfer tax imposed in respect of the transfer of any Registrable Securities to any purchaser thereof by any holder of Registrable Securities in connection with any registration of Registrable Securities pursuant to this Agreement.

     7. Indemnification.

      (a) The Company agrees to indemnify, to the extent permitted by law, each holder of Registrable Securities (requesting or joining in a registration hereunder), its officers and directors and each Person who controls (within the meaning of the Securities Act) such holder against all losses, claims, damages, liabilities and expenses caused by any untrue or alleged untrue statement of material fact contained in any registration statement, prospectus or

                                        Page 22 of 27 Pages

preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such holder expressly for use therein or by such holder's failure to deliver a copy of the registration statement or prospectus or any amendments or supplements thereto after the Company has furnished such holder with a sufficient number of copies of the same. In connection with an underwritten offering the Company shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities
Act) to the same extent as provided above with respect to the indemnification of the holders of Registrable Securities.

      (b) In connection with any registration statement in which a holder of Registrable Securities is participating, each such holder shall furnish to the Company in writing such information and affidavits as the Company reasonably requests for use in connection with any such registration statement or prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and each Person who controls (within the meaning of the Securities Act) the Company against any losses, claims, damages, liabilities and expenses resulting from any untrue or alleged untrue statement of material fact contained in the registration statement, prospectus or preliminary prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such holder; provided that the obligation to indemnify shall be limited to the net amount of proceeds received by such holder from the sale of Registrable Securities pursuant to such registration statement. In connection with an underwritten offering in which a holder of Registrable Securities is participating, each such holder shall indemnify such underwriters, their officers and directors and each Person who controls such underwriters (within the meaning of the Securities Act) to the same extent as provided above with respect to the indemnification of the Company.

      (c) Any Person entitled to indemnification hereunder shall
(i) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any Person's right to indemnification hereunder to the extent such failure has not prejudiced the indemnifying party) and (ii) unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist

                                        Page 23 of 27 Pages

between such indemnified party and any other of such indemnified parties with respect to such claim.

      (d) The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling Person of such indemnified party and shall survive the transfer of securities. The parties hereto also agree to make such provisions, as are reasonably requested by any indemnified party, for contribution to such party in the event such party's indemnification is unavailable for any reason.

      8. Participation in Underwritten Registrations. No Person may participate in any registration hereunder which is underwritten unless such Person (i) agrees to sell such Person's securities on the basis provided in any underwriting arrangements approved by the Person or Persons entitled hereunder to approve such arrangements and (ii) completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements and other documents required under the terms of such underwriting arrangements; provided that no holder of Registrable Securities included in any underwritten registration shall be required to make any representations or warranties to the Company or the underwriters (other than representations and warranties regarding such holder and such holder's intended method of distribution) or to undertake any indemnification obligations to the Company or the underwriters with respect thereto, except as otherwise provided in Section 7 hereof.

     9.   Definitions.

      (a) "Investor Registrable Securities" means (i) any Common Stock issued to CIVC or MIG, (ii) any Common Stock issued or issuable upon the exercise or otherwise in respect of the
Warrants issued pursuant to the Purchase Agreement, (iii) any Common Stock issued or issuable with respect to the securities referred to in clauses (i) and (ii) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization, and (iv) any other shares of Common Stock held by the Investors holding securities described in clauses (i),
(ii) and (iii), inclusive, above. As to any particular Investor Registrable Securities, such securities shall cease to be Investor Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by the Company or any Subsidiary. For purposes of this Agreement, a Person shall be deemed to be a holder of Investor Registrable Securities, and the Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Investor Registrable Securities hereunder.

                                        Page 24 of  27 Pages

      (b) "Other Registrable Securities" means (i) any Common Stock held by or issued to any Other Stockholder, (ii) any Common Stock issued or issuable with respect to the securities referred to in clause (i) above by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization. As to any particular Other Registrable Securities, such securities shall cease to be Other Registrable Securities when they have been distributed to the public pursuant to a offering registered under the Securities Act or sold to the public through a broker, dealer or market maker in compliance with Rule 144 under the Securities Act (or any similar rule then in force) or repurchased by the Company or any Subsidiary. For purposes of this Agreement, a Person shall be deemed to be a holder of Other Registrable Securities, and the Other Registrable Securities shall be deemed to be in existence, whenever such Person has the right to acquire directly or indirectly such Other Registrable Securities (upon conversion or exercise in connection with a transfer of securities or otherwise, but disregarding any restrictions or limitations upon the exercise of such right), whether or not such acquisition has actually been effected, and such Person shall be entitled to exercise the rights of a holder of Other Registrable Securities hereunder.

      (c)  "Registrable  Securities"  means,  collectively,  the
Investor   Registrable  Securities  and  the  Other  Registrable
Securities.

      (d) Unless otherwise stated, other capitalized terms contained herein have the meanings set forth in the Purchase
Agreement.

     10.  Miscellaneous.

      (a) No Inconsistent Agreements. The Company shall not hereafter enter into any agreement with respect to its securities which is inconsistent with or violates the rights granted to the holders of Registrable Securities in this Agreement.

      (b) Amendments and Waivers. Except as otherwise provided herein, the provisions of this Agreement may be amended or waived only upon the prior written consent of the Company and holders of a majority of the Registrable Securities.

      (c) Severabilitv. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect the validity, legality or enforceability of any other provision of this Agreement in such jurisdiction or affect the validity, legality or enforceability of any provision in any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

      (d) Successors and Assigns. All covenants and agreements in this Agreement by or on behalf of any of the parties hereto shall bind and inure to the benefit of the respective

                                        Page 25 of 27 Pages

successors and assigns of the parties hereto whether so expressed or not; in addition, whether or not any express assignment has been made, the provisions of this Agreement which are for the benefit of purchasers or holders of Registrable Securities are also for the benefit of, and enforceable by, any subsequent holder of Registrable Securities.

      (e) Entire Agreement. Except as otherwise expressly set forth herein, this Agreement embodies the complete agreement and understanding among the parties hereto with respect to the subject matter hereof and supersedes and preempts any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

      (f) Counterparts. This Agreement may be executed in two or more counterparts, any one of which need not contain the signatures of more than one party, but all such counterparts taken together shall constitute one and the same Agreement.

     (g) Remedies. Any Person having rights under any provision of this Agreement shall be entitled to enforce such rights specifically to recover damages caused by reason of any breach of any provision of this Agreement and to exercise all other rights granted by law. The parties hereto agree and acknowledge that money damages may not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or other security) for specific performance and for other injunctive relief in order to enforce or prevent violation of the provisions of this Agreement.

     (h) Governing Law. The corporate law of the State of Texas shall govern all issues and questions concerning the relative rights of the Company and its stockholders and other issues and questions concerning the construction, validity, interpretation and enforcement of this Agreement and the exhibits and schedules hereto without giving effect to any choice of law or conflict of law rules or provisions.

      (i) Notices. Any notice provided for in this Agreement shall be in writing and shall be either personally delivered, sent by telecopy, mailed first class mail (postage prepaid) or sent by reputable overnight courier service (charges prepaid) to the Company at the address set forth below and to any other recipient at the address indicated on the schedules hereto and to any subsequent holder of Underlying Stock subject to this Agreement at such address as indicated by the Company's records, or at such address or to the attention of such other person as the recipient party has specified by prior written notice to the sending party. Notices shall be deemed to have been given hereunder upon receipt when delivered personally or by telecopy, three business days after deposit in the U. S. mail and on the first business day after deposit with a reputable overnight courier service (postage provided for and with instructions for overnight delivery). The Company's address is:

                                        Page 26 of 27 Pages

     Zimmerman Sign Company
     9846 Hwy 31 East
     Tyler, Texas 75705

      (j) Descriptive Headings. The descriptive headings of this
Agreement  are  inserted  for  convenience  only  and   do   not
constitute a part of this Agreement.

       IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.

                         ZIMMERMAN SIGN COMPANY


                         By: /s/ David E. Anderson
                             ---------------------
                             Name: David E. Anderson
                             Its:  Chairman

                         INVESTORS:
                         ---------
                         CONTINENTAL ILLINOIS VENTURE
                         CORPORATION

                         By: /s/ Robert Perille
                             ------------------
                             Name: Robert Perille
                             Its:  Managing Director


                         MIG PARTNERS VIII

                         By: /s/ Robert Perille
                             ------------------
                             Name:  Robert Perille
                             Its:   General Partners

                                        Page 27 of  27 Pages

                         OTHER STOCKHOLDERS:
                         ------------------
                         /s/ David E. Anderson
                         ---------------------

                         /s/ Tom E. Boner
                         ----------------

                         SOUTHERN INVESTORS CORP.

                         By /s/ Steven B. Lapin
                            -------------------
                         Its __________________

                         SOUTHERN MORTGAGE HOLDING
                         CORPORATION

                         By /s/ Steven B. Lapin
                            -------------------
                         Its __________________

                         GENEVE SECURITIES PORTFOLIO CORP.

                         By /s/ Steven B. Lapin
                            -------------------
                         Its __________________


                         GENEVE SECURITIES HOLDING CORP.

                         By /s/ Steven B. Lapin
                            -------------------
                         Its __________________

                         CHAPARRAL INTERNATIONAL RE.

                         By /s/ Steven B. Lapin
                            -------------------
                         Its __________________




             SIGNATURE PAGE TO REGISTRATION AGREEMENT